January 15, 2016

Melissa Raminpour

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

RE:	Navios Maritime Acquisition Corporation

Form 20-F for the Year Ended December 31, 2014

Filed March 30, 2015

File No. 001-34104

Dear Ms. Raminpour,

As outside counsel to, and on behalf of, Navios Maritime Acquisition Corporation (“Navios Acquisition”, the “Company” or “NNA”), we respond as follows to the Staff’s legal comments dated December 16, 2015 (the “Comment Letter”) relating to the above-captioned Annual Report on Form 20-F (the “Annual Report”) of the Company. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided our response to it immediately thereafter.

Form 20-F for the Year Ended December 31, 2014

Financial Statements

Note 9: Investments in Affiliates, page F-24

1.	Please describe for us the benefits, if any, derived from establishing Navios Midstream as a limited partnership instead of as a limited liability company.

Response: The Company respectively advises the Staff that the primary benefit to establishing Navios Maritime Midstream Partners L.P. (“Navios Midstream”) as a master limited partnership (“MLP”) relates to the overall marketing of the deal to the investor community.

The capital markets and their investors are accustomed to MLPs in the energy community as this is has been the consistent structure since the early 1980s. Their continued prevalence is due to the widespread knowledge and comfort with the MLP structure, from the lawyers and advisors involved in organizing the initial entity, to the bankers involved in selling the entity and ultimately, the investors who purchase interests in it.

THOMPSON HINE LLP ATTORNEYS AT LAW	335 Madison Avenue 12th Floor New York, New York 10017-4611	www.ThompsonHine.com Phone: 212.344.5680 Fax: 212.344.6101

January 15, 2016

This continued prevalence can be supported through the Alerian MLP Index (www.alerian.com), one of the leading gauges of large- and mid-cap energy MLPs. As of December 18, 2015, the index indicated that of the 50 most prominent companies capturing approximately 75% of available market capitalization, 48 were listed as limited partnerships and only two were listed as limited liability companies.

2.	Refer to your November 3, 2015 response to comment 3. It appears that you did not consider the guidance within ASC 323-30-S99-1, which is specific to limited partnership interests in your evaluation of equity method accounting. Given that you hold limited partnership interests, please explain why you believe the guidance specific to limited partnership interests should not be applied.

Response: The Company respectively advises the Staff that the Company did consider both ASC 323-30-25-1 and 323-30-S99-1 when evaluating how to account for its investments in Navios Midstream. Given that the Company has significant influence over the operating and financial polices of Navios Midstream (which is a higher standard than “virtually no influence”), either ASC 323-30-25-1 or 323-30-S99-1 would have ordinarily required the Company to apply the equity method of accounting to its investment in Navios Midstream. The Company has significant influence over the operating and financial policies of Navios Midstream primarily due to its board memberships and operating agreements with Navios Midstream.

In considering how to apply the equity method of accounting and as the Company outlined in its response to the Staff’s comment letter dated November 3, 2015, the Company concluded that none of the key attributes of a “traditional” limited partnership structure – such as the general partner having the power to govern, the existence of individual partner capital accounts, the taxation structure and restrictions related to transferring, selling or redeeming partnership interests – are present with respect to Navios Midstream and, in substance, Navios Midstream’s legal structure effectively aligns in all key respects with a corporation. Accordingly, the Company concluded that application of ASC 323-10 (and not ASC 323-30-25-1 nor ASC 323-30-S99-1) most closely reflected the economic substance of its investment in Navios Midstream.

3.	In a related matter, we note your response focuses instead on applying the equity method guidance applicable to interests in corporations based on your evaluation of the governance of the partnership, taxation of the partnership, existence of specific ownership accounts for the partnership unitholders and free transferability of ownership interests. Please describe for us what authoritative literature you considered to allow your use of these factors to support your accounting, and whether you believe the limited partnership interests you hold are within the scope of that literature.

Response: As noted in its response to Comment 2 above as well as in its response to the Staff’s comment letter dated November 3, 2015, the Company assessed the specific attributes of Navios Midstream and concluded that, on balance, Navios Midstream’s effective legal structure far more closely resembled that of a corporation than that of a partnership. Accordingly, the Company considered the guidance contained in ASC 323 more broadly in determining the most appropriate accounting model for its fact pattern.

January 15, 2016

While the Company acknowledges that the guidance contained in ASC 323-30-35-3 regarding limited liability companies does not specifically address its fact pattern, the Company also notes that the need to apply well-reasoned judgment is a far more common reality for financial statement preparers today as new, different and more complex transaction forms and structures emerge that may not have existed or have been contemplated at the time an accounting standard was issued. With that in mind, the Company believes that the underlying concerns and conclusions addressed by ASC 323-30-35-3, which inherently acknowledges that the continuous evolution of legal entity structures has resulted in entities that simultaneously have characteristics of both corporations and partnerships, are more prevalent than the limited scenario contemplated therein. Specifically, although ASC 323-30-35-3 addresses limited liability companies directly, the Company believes that the scenario contemplated by that guidance is, in substance, the mirror image of its situation and, accordingly, the underlying principle should be equally applicable by analogy.

The guidance in ASC 323-30-35-3 focuses on the maintenance of specific ownership accounts. As previously noted, Navios Midstream does not maintain specific capital accounts for its partners as its equity interests have been unitized into common, subordinated and general partner units. Therefore, although legally a partnership, we believe we should view our investment in Navios Midstream’s subordinated units similar to an investment in the common stock of a corporation when applying the equity method of accounting.

For the Staff’s reference, the Company performed an analysis to better understand market practice(s) with respect to the accounting model applied by investors for their equity interests in master limited partnerships. The Company’s benchmarking analysis, which focused on 36 public master limited partnerships with investors that were also public companies, indicated the following (of the 36 master limited partnerships analyzed):

•	29 were domestic registrants operating in the oil & gas industry while seven (7) were foreign private issuers operating in the shipping industry;

•	the governance structure of the master limited partnerships operating in the oil and gas industry differs from that of Navios Midstream in at least one fundamental (and critical, in the Company’s view) way, namely that in those master limited partnerships the general partner unilaterally retains the power to govern the partnership;

•	of the 29 domestic registrants operating in the oil & gas industry, 27 were consolidated by the sponsor (the general partner) and two (2) are jointly controlled with the controlling parties accounting for their interests (in common and subordinated units) by the equity method consistent with the guidance applicable to “traditional” limited partnership structures (ASC 323-30-S99-1);

•	of the seven (7) foreign private issuers operating in the shipping industry, two (2) are consolidated by their sponsor, one (1) is accounted for by its sponsor pursuant to IFRS and was not analyzed for purposes of this analysis, and the remaining four (4) either currently apply (or previously applied prior to the conversion of all subordinated units into common units) an accounting model similar to the Company’s position. The two (2) entities that are fully consolidated by their sponsor are believed to have a governance structure similar to that described above for the domestic registrants operating in the oil & gas industry that were analyzed and, accordingly, the ownership of the relevant general partner interest resulted in consolidation.

January 15, 2016

Based on its analysis, the Company concluded that (i) it did not appear that there is a conflict with existing market practice, and (ii) there are existing precedents that are consistent (for its fact pattern) with the accounting model the Company has determined to best reflect the substance of its investments in Navios Midstream.

4.	We also note that on page 10 of your November 3, 2015 response that you account for your GP units under the equity method of accounting, even though you have concluded that the GP units are not common stock or in substance common stock. Given that your conclusion of not accounting for your common units under the equity method is based on your determination that the common units are not common stock or in substance common stock, please tell us why you believe that the common stock or in substance common stock conclusion should be the basis of determining whether equity method accounting applies to your common units, but not your GP units.

Response: The Company acknowledges that, since it concluded that the GP units are not common stock or in-substance common stock, the equity method of accounting is not applicable to its investment in the GP units. The GP units are not publicly traded and, accordingly, do not have readily determinable fair values. As a result, the cost method of accounting should have been applied to the GP units. For the Staff’s information, the Company analyzed the estimated impact of applying the cost method in lieu of the equity method to its investment in the GP units of Navios Midstream. Because the general construct of Navios Midstream is to distribute substantially all of its available cash through dividends (which are recorded as income under the cost method) on a current basis, the potential impact of applying the cost method in lieu of the equity method is substantially mitigated. As of September 30, 2015, applying the cost method, the Company determined that its investment in the GP units of Navios Midstream is overstated by approximately $7,000 with a similarly immaterial impact on cumulative net income. In addition, the Company’s net income for the year ended December 31, 2014 is overstated by $51,000 (less than 1% of net income) and understated for the nine-months ended September 30, 2015 by approximately $44,000 (less than 1% of net income). Going forward, the Company will account for its investment in the GP units using the cost method of accounting.

Attached as Exhibit A to this letter are the representations from the Company requested by the Staff.

Please call the undersigned at (212) 908-3946 with any comments or questions regarding the Annual Report, this letter or related matters and please send a copy of any written comments to the undersigned.

Very truly yours,

/s/ Todd E. Mason

Todd E. Mason

Exhibit A

SECRETARY’S CERTIFICATE

January 15, 2016

I, Vasiliki Papaefthymiou, duly appointed secretary of Navios Maritime Acquisition Corporation

(the “Company”), pursuant to the Staff’s request in its letter dated December 16, 2015, acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has made and signed this Certificate on the date set forth above.

/s/ Vasiliki Papaefthymiou
Vasiliki Papaefthymiou